Genco Resources Ltd. Suite 550 – 999 W. Hastings Street Vancouver, BC V6C 2W2 Canada TSX: GGC	T 604-682-2205 F 604-682-2235 www.gencoresources.com info@gencoresources.com

GENCO REPORTS REMOVAL OF ROADBLOCK

November 30, 2009 – Vancouver, BC – Genco Resources Ltd. (TSX: GGC) is pleased to announce the removal of an illegal roadblock, which has prevented access to La Guitarra Mine since October 28, 2008. Genco retained a small number of staff to maintain the plant, mill and underground workings throughout the closure.

Full access to La Guitarra has been restored. In the near future, Genco will focus on resuming production from the underground resources. Workers are due to return to work at the mine on December 7, 2009.

Genco’s VP, Exploration, Mr. Andrew Tunningley said, “Genco is extremely pleased to have resolved this issue and looks forward to working closely with the returning workforce and local communities. In light of improving market conditions, we are keen to re-commission the existing 320 tonnes per day plant and hope to return La Guitarra Mine to full production by mid 2010”.

About Genco Resources Ltd.

Genco Resources Ltd. is a publicly traded mining company focused on developing its core asset, the producing La Guitarra silver-gold property located in the Temascaltepec Mining District of Mexico. La Guitarra Mine presently consists of two underground operation centres and a flotation mill with a proven capacity of 320 tonnes per day. Genco aims to create solid shareholder value through increased silver production and reserve & resource growth.

For further information, please contact:

Ms. Jada Soomer
Manager, Corporate Communications
Telephone: (604) 682-2205 ext. 227
jsoomer@gencoresources.com

This news release may contain certain forward-looking statements that involve risks and uncertainties such as statements of the Company’s plans, objectives, strategies, expectations, and intentions. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Many factors could cause the

Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including those factors discussed below and in filings made with the Canadian securities regulatory authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation to update these forward-looking statements.

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